Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
May 26, 2011
VIA EDGAR
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Credit Property Trust IV, Inc. (f/k/a Cole Advisor Retail Income REIT, Inc.) Amendment No. 2 to Registration Statement on Form S-11 Filed May 26, 2011 File No. 333-169535
Dear Mr. Dang:
     On behalf of Cole Credit Property Trust IV, Inc. (f/k/a Cole Advisor Retail Income REIT, Inc.) (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2010 (Registration No. 333-169535) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     Please note that the Company has changed its corporate name from Cole Advisor Retail Income REIT, Inc. to Cole Credit Property Trust IV, Inc. In addition, the Company has made significant revisions to its fee structure and plan of distribution, which are reflected in the Amendment. As revised, the Company believes that its structure and the terms of its proposed offering are now substantially the same as those of Cole Corporate Income Trust, Inc. (Registration No. 333-166447).
     As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover. Due to the significant revisions to the Company’s fee structure and plan of distribution, which are reflected in the Amendment, the Company believes a marked copy showing the changes effected in the Registration Statement by the Amendment would not be helpful.

Mr. Duc Dang
Securities and Exchange Commission
May 26, 2011

     Furthermore, please note that correspondence to the Company now should be directed to Mr. D. Kirk McAllaster, Jr., with copies to Morris, Manning & Martin, LLP.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost
cc: Kenneth Christoffersen, Esq.